                                            Rule 424 (b)1
                                            Registration Statement No. 333-69017



                                   PROSPECTUS

                                 [FLAGSTAR LOGO]

                                1,100,000 SHARES
                                  COMMON STOCK
                      ------------------------------------

Flagstar Bancorp, Inc.
2600 Telegraph Road
Bloomfield Hills, Michigan 48302
(248) 338-7700

                         PER SHARE       TOTAL
                         ---------       -----
Public Price.........     $26.00      $28,600,000
Underwriting
  Discounts and
  Commissions........       1.30        1,430,000
                          ------      -----------
Proceeds to Selling
  Stockholder........     $24.70      $27,170,000
                          ======      ===========

- We are the largest independent thrift based in Michigan and one of the largest home mortgage lenders in the United States. Through our wholly owned subsidiary, Flagstar Bank, FSB, we attract deposits from the general public and make loans that are secured by residential and commercial real estate.

- We have prepared this Prospectus for use by Mr. Thomas J. Hammond, Chairman of the Board and Chief Executive Officer of the Company, to offer for sale 1,100,000 shares of our Common Stock. Mr. Hammond owns all of the shares offered by this Prospectus and accordingly will receive all of the proceeds from any sale of our Common Stock in this offering. After these shares are sold, Mr. Hammond will still own 4,170,245 shares of our Common Stock, which represents 30.5% of the total Common Stock outstanding.

- This offering is for 1,100,000 shares; however, the Underwriters have a 30-day option to purchase up to 165,000 additional shares from Mr. Hammond.

- Our Common Stock trades on the Nasdaq Stock Market under the trading symbol "FLGS." On January 14, 1999, the closing price of our Common Stock on the Nasdaq Stock Market was $26 5/16.

                      ------------------------------------

BEFORE MAKING AN INVESTMENT IN OUR COMPANY, YOU SHOULD CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 8.

THE COMMON STOCK IS NOT A DEPOSIT OR AN ACCOUNT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY BANK REGULATORY AUTHORITY NOR ANY OTHER GOVERNMENT AGENCY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                      ------------------------------------

MCDONALD INVESTMENTS INC.

               RONEY CAPITAL MARKETS
                A DIVISION OF FIRST CHICAGO
                CAPITAL MARKETS, INC.

                                          FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                THE DATE OF THIS PROSPECTUS IS JANUARY 15, 1999

[FLAGSTAR BANCORP LOGO]



                              [MAP OF MARKET AREA]



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                      WHERE YOU CAN FIND MORE INFORMATION;
                           INCORPORATION BY REFERENCE

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy, upon payment of a fee set by the SEC, any document that we file with the SEC at its public reference rooms in Washington, D.C. (450 Fifth Street, N.W., 20549), New York, New York (Seven World Trade Center, 13th Floor, Suite 1300, 10048) and Chicago, Illinois (Citicorp Center, 500 West Madison Street, 14th Floor, Suite 1400, 60661). You may also call the SEC at 1-800-432-0330 for more information on the public reference rooms. Our filings are also available to the public on the internet, through the SEC's EDGAR database. You may access the EDGAR database at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into this Prospectus the information we file with them. This means that we can disclose important business, financial and other information in our SEC filings by referring you to the documents containing this information. All information incorporated by reference is part of this Prospectus, unless that information is updated and superseded by the information contained in this Prospectus or by any information filed subsequently that is incorporated by reference or by any prospectus supplement. Any prospectus supplement or any information that we subsequently file with the SEC that is incorporated by reference will automatically supersede any prior information that is part of this Prospectus or any prior prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until the termination of this offering:

     - Annual Report on Form 10-K for the year ended December 31, 1997.

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998.

     - The description of our Common Stock contained in our Registration Statement on Form 8-A, dated April 7, 1997, which registers the Common Stock under Section 12(b) of the Exchange Act.

     This Prospectus is part of a registration statement (on Form S-3) we have filed with the SEC relating to our Common Stock registered under this Prospectus. As permitted by SEC rules, this Prospectus does not contain all of the information contained in the registration statement and accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our Common Stock. The registration statement, exhibits and schedules are also available at the SEC's public reference rooms or through its EDGAR database on the internet.

     You may obtain a copy of these filings at no cost by writing to us at Flagstar Bancorp, Inc., 2600 Telegraph Road, Bloomfield Hills, Michigan, 48302-0953, Attention: Mary Kay McGuire, or by telephoning us at (248) 338-7700. In order to obtain timely delivery, you must request the information no later than five business days prior to the date you decide to invest in our Common Stock.

                       SPECIAL NOTE OF CAUTION REGARDING
                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in (i) this Prospectus, (ii) any applicable prospectus supplement and (iii) the documents incorporated by reference into this Prospectus, may constitute "forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are based on our management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to them. These

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statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are:

     - The effect that changes in interest rates have on our earnings and assets.

     - Our cost of funds.

     - Our ability to resell mortgages.

     - Our level of loan defaults and delinquencies.

     - Concentrations of our loans in one geographic area or with a few mortgage companies.

     - The seasonal variations in the mortgage banking business.

     - Our ability to manage our retail banking expansion.

     - Our ability to retain key personnel.

     - The degree and nature of our competition.

     - Changes in government regulation of our business.

     - The threat of litigation in the mortgage banking business.

     - Environmental liability associated with foreclosures.

     - Year 2000 problem.

     When used in our documents or oral presentations, the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal," or similar words are intended to identify forward-looking statements. We qualify any such forward-looking statements entirely by these cautionary factors.

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

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this Prospectus. The summary is not complete and does not contain all of the information that you should consider before investing in the Common Stock. You should read the entire Prospectus carefully.

     We use the term "we" or "the Company" to refer to Flagstar Bancorp, Inc., a business corporation organized under Michigan law. We use the term "the Bank" to refer to Flagstar Bank, FSB, a federal savings bank, organized under federal laws of the United States. In some cases, a reference to "we" or "the Company" will include the Bank, since the Bank is our wholly-owned subsidiary.

     We are one of the largest home mortgage lenders in the United States. Our business is the origination of single-family mortgage loans. Through our Bank, we attract deposits from the general public and originate or acquire residential mortgage loans. The Bank is the largest independent thrift in Michigan based on asset size. We also acquire funds on a wholesale basis from a variety of sources, service a significant volume of mortgage loans for others, and to a lesser extent, make consumer loans, commercial real estate loans, and non-real estate commercial loans. For the nine months ended September 30, 1998, we ranked 13th in the United States in residential mortgage loan originations.

     At September 30, 1998, we had consolidated total assets of $3.1 billion, net loans of $2.7 billion, total deposits of $1.6 billion and total stockholders' equity of $152.1 million. For the year ended December 31, 1997, our net earnings were $21.8 million ($1.68 per share -- diluted), our return on average assets was 1.29% and our return on average equity was 20.69%. For the nine months ended September 30, 1998, our net earnings were $28.2 million ($2.00 per share -- diluted), our annualized return on average assets was 1.42% and our return on average equity was 27.28%.

     We report our business operations and results in two segments: mortgage banking and retail banking. A majority of our revenue (net interest income and non-interest income) and earnings before income taxes is attributable to the mortgage banking segment. We believe that our retail banking business provides us with access to attractive and relatively stable funding sources for our mortgage origination business. Our funding sources include retail deposits, Federal Home Loan Bank ("FHLB") advances and escrowed funds. We believe we have a strategic advantage compared to other mortgage originators with no retail banking operations due to our stable, lower cost of funds. See "Business."

     Retail Banking. We provide a full range of retail banking services to consumers and small businesses in southern and western Michigan. We currently operate a network of 28 bank branches (including nine opened in 1998) located in southern and western Michigan counties. Since 1994, we have focused on expanding our branch network in these markets in order to increase our access to retail deposit funding sources. We believe that this also provides a greater opportunity for cross-marketing of consumer banking services to our large base of mortgage customers in Michigan. We believe we can benefit from the customer displacement in our markets caused by the substantial consolidation of the banking industry in Michigan. See "Business."

     Mortgage Banking. Our mortgage banking operations originate residential mortgages through 33 retail loan origination offices located in Michigan (29), Florida (3) and Ohio (1). In addition, we originate mortgage loans on a wholesale basis through a nationwide network of independent mortgage brokers. These independent mortgage brokers originate such loans using our underwriting standards and close such loans using our advanced funds. We service this network through over 60 account executives, who are organized among 10 regional wholesale/correspondent lending offices and five wholesale/correspondent satellite offices. We also purchase mortgage loans on a regular basis from independent mortgage lenders, commercial banks, savings and loan associations and other financial institutions with whom we are familiar. See "Business."

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     For the nine months ended September 30, 1998, we produced $13.1 billion in mortgage loans. These included $12.1 billion in mortgage loans produced through the wholesale and correspondent network and $970.3 million originated through the retail network. We produced mortgage loans of $7.9 billion during 1997 which included $7.1 billion produced through the wholesale and correspondent network and $745.2 million originated through the retail network. For the year ended December 31, 1996, the wholesale and correspondent network produced $6.1 billion and the retail network originated $685.3 million for a total production of $6.8 billion.

     We sell a substantial portion of our loan production into the secondary market. These sales are principally completed by securitizing pools of loans through programs offered by government-sponsored enterprises such as Fannie Mae and Freddie Mac and through sales to private investors. In addition, we originate and sell loans conforming to the underwriting criteria of the Federal Housing Administration ("FHA") and the Department of Veterans Affairs ("VA"). We generally retain the servicing rights to many of the loans that we sell. We also realize additional income by selling servicing rights on an individual and a bulk basis to other mortgage servicers. Our loan servicing portfolio totaled $11.3 billion at September 30, 1998, $6.4 billion at December 31, 1997 and $4.8 billion at December 31, 1996 (net of loans subserviced for others). Substantially all of our servicing portfolio is comprised of conventional loans.

     We make extensive use of advanced technology and automated processes which we believe enhance our competitiveness and reduce the cost of our mortgage origination operations. We were one of the first major mortgage lenders to utilize video conferencing for loan production. In 1996, we began full-scale operational use of automated underwriting system technologies, including Fannie Mae's Desktop Underwriter(TM) and Freddie Mac's Loan Prospector.(TM) In fact, we are currently one of the largest users of the Loan Prospector(TM) system. We have also combined these two technologies into a customized video conferencing and underwriting system. We underwrite substantially all of our mortgage loans using automated systems. We believe that our use of these systems reduces overhead, enhances customer service and better ensures that appropriate mortgage loans conform to Freddie Mac and Fannie Mae guidelines.

     Business Strategy. Our strategy consists of the following key elements:

     - continue to expand our branch network into demographically desirable communities in Michigan in order to gain access to additional retail funding sources;

     - as market conditions permit, retain a portion of our mortgage loan production volume or mortgage servicing rights or both (thereby benefitting from economies of scale);

     - continue to utilize advanced technology and automated processes throughout our business to improve customer service, reduce costs of loan production and servicing and increase efficiencies; and

     - cross-sell retail banking services to our large Michigan base of existing mortgage customers.

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

                                  THE OFFERING

Common Stock offered by the
Selling Stockholder...........   1,100,000 shares(1)

Common Stock to be outstanding
immediately after the
Offering......................   13,670,000 shares(2)

Nasdaq Symbol.................   "FLGS"
-------------------------
(1) Does not include up to 165,000 shares of Common Stock that may be sold by the Selling Stockholder upon exercise of the Underwriters' option. This option is referred to as an "over-allotment option."

(2) Represents the amount outstanding immediately prior to the Offering because the Common Stock offered by the Selling Stockholder is already outstanding.

     The Company will not receive any proceeds from the shares being sold in the Offering. The Company expects to incur approximately $170,000 of expenses in connection with the Offering.

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

                                  RISK FACTORS

     In addition to the other information in this Prospectus, you should carefully consider the following factors before investing in our Common Stock.

CHANGES IN INTEREST RATES MAY ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION

     Changes in interest rates affect our operating performance and financial condition in diverse ways. Our profitability depends in substantial part on our "net interest spread," which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally. Historically, net interest spreads for other financial institutions have widened and narrowed in response to these and other factors, which are often collectively referred to as "interest rate risk." We intend to try to minimize our exposure to interest rate risk, but we will be unable to eliminate it.

     In our retail banking operations, we are subject to interest rate risk on loans held in our portfolio arising from mismatches (i.e., the interest rate sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, which is measured in terms of the ratio of the interest rate sensitivity gap to total assets. A higher level of assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap. In contrast, a higher level of liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment. A liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. Although we have attempted to structure our asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, we can not give any assurance that a sudden or significant change in prevailing interest rates will not have a material adverse effect on our operating results.

     In our mortgage banking operations, we are exposed to interest rate risk from the time the interest rate on a mortgage loan application is committed to by us through the time we sell or commit to sell the mortgage loan. On a daily basis, we analyze various economic and market factors and, based upon these analyses, project the amount of mortgage loans we expect to sell for delivery at a future date. The actual amount of loans we sell will be a percentage computed as (i) the number of mortgage loans on which we have issued binding commitments (and thereby locked in the interest rate) but have not yet closed ("pipeline loans") divided by (ii) actual closings. If interest rates change in an unanticipated fashion, the actual percentage of pipeline loans that close may differ from the projected percentage. The resulting mismatch of commitments to fund mortgage loans and commitments to sell mortgage loans may have an adverse effect on the results of operations in any such period. For instance, a sudden increase in interest rates can cause a higher percentage of pipeline loans to close than projected. To the degree that this is not anticipated, we may not have made commitments to sell these additional pipeline loans and may incur significant losses upon their sale as the market rate of interest will be higher than the mortgage interest rate we committed to on such additional pipeline loans. Our profitability may be adversely affected to the extent our hedging strategy is not successful.

     The market value of, and earnings from, our mortgage loan servicing portfolio may be adversely affected by declines in interest rates. When mortgage interest rates decline, mortgage loan prepayments usually increase as customers refinance their loans. When this happens, the income stream from our current mortgage loan servicing portfolio may decline. In that case, we may be required to amortize the portfolio over a shorter period of time or reduce the carrying

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value of our mortgage loan servicing portfolio. This would adversely affect our operating results and financial condition.

LOSS OF OR INCREASED COST OF OUR OPERATING FUNDS MAY REDUCE OUR EARNINGS

     The principal sources of funding for our operations have been our retail bank customers' deposits and, to a lesser extent, borrowings from the FHLB and funds held in escrow for mortgage loan servicing purposes. Historically, our cost of funds associated with deposits has generally been lower than our cost to borrow from the FHLB. If we are unable to fund our asset growth through the maintenance and growth of our deposit base, we may have to rely to a greater extent on borrowings from the FHLB or other sources. If this causes our net cost of funds to increase, our net interest margin would be adversely affected. At September 30, 1998, we had a $1.3 billion line of credit with the FHLB, of which $910.5 million had been drawn and was outstanding.

     We cannot assume that we will be successful in retaining our access to funds at the level or cost necessary to continue originations of single-family mortgage loans at their current volume and level of profitability. We may have to curtail our origination of single-family mortgage loans if we cannot maintain our low cost of funds. If we have to reduce our single family mortgage loan originations, we may suffer a material adverse effect on our operating results and financial condition.

WE MAY NOT BE ABLE TO RESELL MORTGAGES

     Currently, we sell substantially all the mortgage loans we originate. Our ability to sell mortgage loans readily is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including Freddie Mac and Fannie Mae, are government-sponsored enterprises whose activities are governed by federal law. Any future changes in laws that limit the activity of such government sponsored enterprises could, in turn, adversely affect our operations.

     In addition, our ability to sell mortgage loans readily is dependent upon our ability to remain eligible for the programs offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors. We expect to remain eligible to participate in such programs but any significant impairment of such eligibility could materially and adversely affect our operations. Further, the criteria for loans to be accepted under such programs may be changed from time to time by the sponsoring entity. The profitability of participating in specific programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying loans.

SOME OF OUR LOANS MAY HAVE DEFAULTS OR DELINQUENCIES

     We are generally at risk for any loan defaults from the time we fund a loan until the time we sell the loan. This time period is generally 10 to 40 days. Once we sell the mortgage loans, the risk of loss from loan defaults and foreclosure generally passes to the purchaser or insurer of the loans. In connection with the sale, we typically make certain representations and warranties to the purchasers and insurers of such loans. Such representations and warranties generally relate to the origination and servicing of loans in substantial conformance with the laws of the state of origination and applicable investor guidelines and program eligibility standards. We rely upon our underwriting department to ascertain compliance with individual investor standards prior to sale of the loans in the secondary market, and we rely upon our quality control department to test sold loans on a sample basis for compliance. The purchasers of such loans will typically conduct a more detailed review of such loans following acquisition to determine whether such loans were

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originated in compliance with the purchaser's underwriting guidelines and program eligibility standards. We become liable for the unpaid principal and interest on any defaulted mortgage loan if there has been a breach of our representations and warranties. In such instances, we may be required to repurchase the loan.

     We are also affected by loan delinquencies and defaults on mortgage loans that we service. At September 30, 1998, approximately 1.76% of the loans we serviced for others were 30 days or more delinquent (including foreclosures). Under certain types of servicing contracts, the servicer must advance all or part of the scheduled payments to the owner of the loan, even when loan payments are delinquent. Also, to protect their liens on mortgaged properties, owners of loans usually require the servicer to advance the cost of mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. The servicer will be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of such reimbursement is typically uncertain. In the interim, the servicer must absorb the cost of funds advanced. Further, the servicer must bear the costs of attempting to collect on delinquent and defaulted loans. We do not collect servicing income from the time a loan becomes delinquent until foreclosure, at which time such amounts, if any, may be recovered.

ADVERSE CONDITIONS IN ONE GEOGRAPHIC AREA OR WITH A FEW CUSTOMERS MAY HAVE A DISPROPORTIONATELY LARGE EFFECT ON US

     Historically, our single-family mortgage loan portfolio has been concentrated in certain geographic regions, particularly Michigan, based upon the location of the property collateralizing the mortgage loan. Because borrowers of single-family mortgage loans usually reside on the collateral property, changes in economic and business conditions in the area in which the property is located can affect the borrower and thus have an effect on the performance of the loan. For instance, the mortgage loans we serviced (as measured by unpaid principal balance), including loans held for investment, that were collateralized by property located in Michigan comprised 25.7% of total mortgage loans at December 31, 1997. As a result, unfavorable or worsened economic conditions in Michigan could have a material adverse effect on our financial condition and results of operations.

     In addition to risks associated with a geographic concentration of our loan portfolio, our results of operations can be affected by concentration of credit to just a few borrowers. We currently provide warehouse lines of credit ranging up to $21.5 million to certain mortgage companies. We have also originated commercial real estate loans in amounts up to $6.5 million. Repayment of such loans is primarily dependent upon the successful operation of the business involved and therefore could be subject to a greater extent to adverse conditions in the economy. If any single large loan customer defaults on their loan from us, it could adversely affect our operating results.

THE MORTGAGE BANKING BUSINESS IS SEASONAL

     We earn a significant amount of income in the mortgage banking industry, which is generally subject to seasonal variations. These variations reflect the general national pattern of sales and resales of homes, although refinancings tend to be less seasonal and more closely related to changes in interest rates. Sales and resales of homes typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. In addition, delinquency rates typically rise in the winter months, which results in higher servicing costs. The magnitude of these variations, which is beyond our control, could adversely affect our operating results.

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

EXPANSION OF OUR RETAIL BANKING BUSINESS WILL BE EXPENSIVE

     We intend to expand our retail banking operations through the acquisition or establishment of additional bank branches. This expansion is expected to occur in communities across southern and western Michigan. If we are unable to generate a customer base within these communities because of consumer loyalty to other financial institutions or for other reasons, we will have incurred construction or building acquisition costs and liabilities under lease agreements as well as related branch overhead expenses without an appropriate return on our investment.

WE ARE DEPENDENT ON OUR KEY PERSONNEL

     Our growth and development to date have been largely dependent on certain key employees, the loss of whom could have a material adverse effect. Our key employees are Thomas J. Hammond, Chief Executive Officer; Mark T. Hammond, President; Michael W. Carrie, Executive Vice President and Chief Financial Officer; and Joan H. Anderson, Executive Vice President. Each of these persons are officers of the Company and the Bank. Our key employees also include Kirstin
A. Hammond, Executive Vice President; and Robert O. Rondeau, Jr., Executive Vice President, who are officers of the Bank. We do not carry "key person" life insurance on the lives of any officers.

WE ARE IMPACTED BY COMPETITION FROM MANY OTHERS

     Both our retail banking business and mortgage banking business are extremely competitive. In the retail banking segment, we will have to overcome historical relationships to attract customers away from our competition. In the mortgage banking segment, many of our competitors are, or are affiliates of, enterprises that have greater resources than we do.

     Through our various businesses, we compete with different institutions, including:

- mortgage companies;
- other banks and thrift institutions;
- credit unions;
- full service and discount broker dealers;
- investment companies, mutual funds and money market funds; and
- insurance companies.

     Some of our competitors are not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Some of these competitors are subject to similar regulation but have the advantages of established customer bases, higher lending limits, extensive branch networks, numerous automated teller machines or other factors. We compete by offering market rates on our products and prompt service to our customers.

OUR ABILITY TO PAY DIVIDENDS IS UNCERTAIN

     Our ability to pay dividends on the Common Stock and to meet our other obligations is dependent upon our receipt of dividends from the Bank. The declaration of dividends by the Bank on all classes of its capital stock is subject to the discretion of the Board of Directors of the Bank and to applicable federal regulatory limitations. At September 30, 1998, federal regulations permit the Bank to pay up to $33.8 million in dividends without obtaining advance regulatory approval.

GOVERNMENT REGULATION HAS A SIGNIFICANT IMPACT ON OUR BUSINESS

     We are subject to extensive regulation by state and federal banking authorities that govern our general operations as well as mortgage origination, processing, underwriting, selling and servicing. Many of these regulations are intended to protect depositors, the public or the FDIC and not our shareholders. Regulatory requirements will affect our lending practices, capital structure, investment practices, dividend policy and growth. Any change in these regulatory requirements could adversely affect us. In some instances, regulatory changes are applied

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

retroactively. Our mortgage banking operations are also affected by the rules and regulations of quasi-governmental agencies that purchase, guarantee or insure mortgage loans. Further, federal economic and monetary policies, which are entirely out of our control, will affect various aspects of our operations.

     In addition, certain states require that interest be paid to mortgagors on funds deposited by them in escrow to cover mortgage-related payments such as property taxes and insurance premiums. Federal legislation has been introduced in the past that would, if enacted, revise current escrow regulations and establish a uniform escrow calculation methodology in all states. If such federal legislation were enacted or if other states enact legislation relating to payment of, or increases in the rate of, interest on escrow balances, or if such legislation were retroactively applied to loans in our servicing portfolio, our earnings would be adversely affected.

IN THE FUTURE, WE MAY BE AFFECTED BY LITIGATION

     In recent years, mortgage originators have been subject to class action lawsuits that allege violations of federal and state laws and regulations, including the propriety of collecting and paying various fees and charges and the calculation of escrow amounts. Class action lawsuits may continue to be filed in the future against mortgage originators generally. The results of our operations could be adversely affected if we suffer an unfavorable court judgment in any such lawsuit.

OWNERSHIP OF OUR STOCK BY AN INDIVIDUAL OR GROUP IS LIMITED BY REGULATIONS

     Federal regulations generally limit the amount of our stock that you may purchase or own. Except in certain limited exceptions, federal regulations prohibit an investor from acquiring, either directly, indirectly or through a holding company, more than 10% of any class of voting stock of a savings institution such as the Bank or its holding company, the Company. If an investor desires to acquire more than 10% of a savings institution or its holding company, such investor must first apply to and be approved by the OTS. Under these same federal regulations, an "investor" is defined as a person or company or a group of persons deemed to be "acting in concert" to acquire any class of voting stock. The federal regulations also apply to investors who obtain the ability to control the election of a majority of the directors or could otherwise direct the management or policies of a savings institution or its holding company.

OUR STOCK IS CONCENTRATED IN THE HAMMOND FAMILY

     Immediately following the Offering, the Selling Stockholder beneficially will own 30.5% of the outstanding shares of Common Stock, or approximately 29.3% if the Underwriters exercise the over-allotment option in full. Such ownership percentage is based upon the anticipated sale of 1,100,000 shares of Common Stock by the Selling Stockholder in the Offering (1,265,000 shares assuming full exercise of the over-allotment option). See "Selling Stockholder." Following completion of the Offering, the combined ownership of the Selling Stockholder and other members of the Hammond family will still represent a majority interest in our Common Stock. They will therefore still be able to control the election of the Board of Directors and thus direct our affairs, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of additional shares of our Common Stock and other securities.

ANTI-TAKEOVER PROVISIONS OF OUR CHARTER MAY REDUCE THE LIKELIHOOD THAT WE ARE ACQUIRED BY A THIRD PARTY

     Our Restated Articles of Incorporation and Bylaws and applicable provisions of the Michigan Business Corporation Act ("MBCA") contain several provisions that may make it more difficult to acquire control of us without the approval of the Board of Directors. Certain provisions of our Restated Articles of Incorporation, among other things, (i) authorize the issuance of additional shares of Common Stock and serial preferred stock; (ii) classify the Board of Directors into three classes, each of which serves for staggered three year periods; (iii) provide that our directors may be removed by the stockholders only for cause; (iv) provide that only our Board of Directors or Chairman of the Board may call special meetings of the stockholders; (v) provide that the stockholders may take action only at a meeting of the stockholders; (vi) provide that the stockholders must comply with certain advance notice procedures in order to nominate candidates for director to our Board of Directors or to place stockholders' proposals on the agenda for communication at stockholders meetings; and (vii) provide that the stockholders may amend or repeal any of the foregoing provisions of the Restated Articles of Incorporation or Bylaws only by a vote of 80% of the stock entitled to vote generally in the election of directors. In addition, the MBCA contains various other anti-takeover provisions that apply to us even though those provisions are not in our Restated Articles.

WE MAY OWN ENVIRONMENTALLY CONTAMINATED REAL ESTATE AFTER A FORECLOSURE

     If we foreclose on a defaulted mortgage loan to recover our investment in such mortgage loan, we may be subject to environmental liabilities in connection with the underlying real property which could exceed the fair value of the real property. It is possible that hazardous substances or wastes, contaminants, pollutants or their sources (as defined by state and federal laws and regulations) may be discovered on properties during our ownership or after they are sold to a third party. If they are discovered on a property that we have acquired through foreclosure or otherwise, we may be required to remove those substances and clean up the property. We may have to pay for the entire cost of any removal and clean-up without the contribution of any other third parties. These costs may also exceed the fair value of the property. We may also be liable to tenants and other users of neighboring properties. In addition, we may find it difficult or impossible to sell the property prior to or following any such clean-up.

THE YEAR 2000 PROBLEM MAY HAVE AN ADVERSE IMPACT ON US OR ON OTHERS UPON WHOM WE DEPEND

     Much of today's information technology (i.e., computer systems) and embedded technology (e.g., microcontrollers) identifies a particular year on the basis of the last two digits of that year. For example, the year "1998" is recognized by the digits "98." The inability of information technology and embedded technology to properly recognize a year that begins with "20" instead of "19," if not corrected, may result in the production of erroneous results or the failure of systems which rely on information technology and embedded technology. This failure of systems, production of erroneous results and the resulting damages is commonly known as the "Year 2000 Problem" or the "Y2K Problem."

     We are dependent, to a substantial degree, upon the proper functioning of our computer systems as well as those of our vendors, suppliers and customers. Most of our products and services rely on information and data provided by others. Most of this information and data is provided electronically and is dependent on information systems and telecommunications. The inability of our vendors and suppliers to provide accurate information in a timely manner, our inability to accurately and timely process such information, the inability of our customers to receive and use our products and services, and a general disruption of telecommunications and utilities as a result of the Year 2000 Problem would most likely result in business interruption or shutdown, financial loss, potential regulatory action, harm to our reputation and potential legal liability.

     We have conducted internal development and testing of our computer systems to insure millennium compliance. However, we can give no assurance that our internal systems will be completely free of errors. In addition, we can give no assurance that all of our vendors will deliver Year 2000 compliant certificates or that the vendors will in fact be Year 2000 compliant despite their certification of compliance. If either our computer systems or those of our vendors fail to function properly because of the Year 2000 problem, the results of our operations may materially suffer.

                SELECTED CONSOLIDATED FINANCIAL DATA (UNAUDITED)

    The following table presents the Company's selected consolidated financial data as of and for the nine months ended September 30, 1998 and 1997, and as of and for each of the five years in the period ended December 31, 1997. The information has been derived from the consolidated financial statements of the Company, including the unaudited consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's September 30, 1998 Form 10-Q, and the audited consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's 1997 Form 10-K, and should be read in conjunction therewith and with the notes thereto. See "WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE."

    Historical results are not necessarily indicative of results to be expected for any future period. Results for the nine-month period ended September 30, 1998 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

                                           AT OR FOR THE NINE
                                                 MONTHS
                                          ENDED SEPTEMBER 30,                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                                        ------------------------   --------------------------------------------------------------
                                           1998          1997         1997       1996(1)        1995         1994         1993
                                           ----          ----         ----       -------        ----         ----         ----
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF STATEMENTS OF EARNINGS:
Interest income.......................  $   134,004   $   84,789   $  122,752   $   76,179   $   71,304   $   35,112   $   29,760
Interest expense......................       97,400       54,597       80,033       45,967       41,443       14,486       12,052
                                        -----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income...................       36,604       30,192       42,719       30,212       29,861       20,626       17,708
Provisions for losses.................       12,838        3,730        5,015        2,604          238          290          644
                                        -----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income after provisions
  for losses..........................       23,766       26,462       37,704       27,608       29,623       20,336       17,064
Other income..........................       80,063       43,728       59,836       58,534       36,988       42,732       33,654
Operating and administrative
  expenses............................       53,088       45,244       62,503       58,820       41,716       37,619       21,292
                                        -----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings before federal income tax
  provision...........................       50,741       24,946       35,037       27,322       24,895       25,449       29,426
Provision for federal income taxes....       22,500        9,090       13,265       10,299        9,419        9,318       10,405
                                        -----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings..........................  $    28,241   $   15,856   $   21,772   $   17,023   $   15,476   $   16,131   $   19,021
                                        ===========   ==========   ==========   ==========   ==========   ==========   ==========
Basic earnings per share:.............  $      2.07   $     1.25   $     1.70   $     1.51   $     1.37   $     1.42   $     1.65
Diluted earnings per share:...........  $      2.00   $     1.24   $     1.68   $     1.51   $     1.37   $     1.42   $     1.65
Dividends per common share............  $      0.20   $       --   $     0.06   $     0.09   $     0.18   $     0.04   $     0.07
SUMMARY OF CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION:
Total assets..........................  $ 3,092,515   $2,033,260   $1,901,084   $1,297,226   $1,045,094   $  723,150   $  467,629
Loans receivable......................    2,661,922    1,803,424    1,655,259    1,110,836      923,933      633,409      415,078
Mortgage servicing rights.............      149,367       51,713       83,845       30,064       27,957       18,179       17,563
Deposits..............................    1,596,003    1,011,594    1,109,933      624,485      526,974      307,624      190,761
FHLB advances.........................      910,500      718,879      482,378      389,801      191,156      200,750       55,000
Stockholders' equity..................      152,123      121,549      126,617       78,468       62,445       49,419       35,114
OTHER FINANCIAL AND STATISTICAL DATA:
Tangible capital ratio................         5.99%        5.49%        5.40%        5.58%        5.19%        5.54%        7.41%
Core capital ratio....................         6.10%        5.71%        5.62%        6.01%        5.84%        6.63%        7.41%
Total risk-based capital ratio........        12.28%       10.83%       11.74%       10.91%       10.12%       12.08%       13.84%
Equity-to-assets ratio (end of the
  period).............................         4.92%        5.98%        6.66%        6.05%        5.98%        6.83%        7.51%
Equity-to-assets ratio (average)......         5.22%        6.27%        6.22%        6.19%        5.54%        8.91%        6.32%
Book value per share..................  $     11.13   $     8.89   $     9.26   $     6.97   $     5.55   $     4.37   $     3.05
Average shares outstanding............       13,670       12,685       12,837       11,250       11,274       11,389       11,527
Mortgage loans originated or
  purchased...........................  $13,105,795   $5,287,711   $7,873,099   $6,791,665   $5,195,605   $3,720,173   $6,220,415
Mortgage loans sold...................  $12,016,950   $4,518,451   $7,222,394   $6,581,897   $4,760,806   $3,551,319   $6,034,828
Mortgage loans serviced for others....  $11,250,121   $4,143,352   $6,412,797   $4,801,581   $6,788,530   $5,691,421   $6,198,311
Capitalized mortgage servicing
  rights..............................         1.33%        1.25%        1.31%        0.63%        0.41%        0.32%        0.28%
Interest rate spread..................         1.69%        2.27%        2.10%        2.13%        2.36%        3.37%        3.39%
Net interest margin...................         2.06%        2.83%        2.74%        3.07%        3.46%        4.63%        4.55%
Return on average assets..............         1.42%        1.34%        1.29%        1.53%        1.63%        3.19%        4.39%
Return on average equity..............        27.28%       21.32%       20.69%       24.68%       29.42%       35.78%       69.56%
Efficiency ratio......................         44.7%        59.9%        59.7%        64.8%        60.4%        58.3%        41.5%
Ratio of allowance to non-performing
  loans...............................         43.2%        11.2%        12.4%        11.4%        19.7%       107.6%        58.2%
Ratio of allowance to total loans.....         0.57%        0.27%        0.33%        0.31%        0.23%        0.29%        0.22%
Ratio of non-performing assets to
  total assets........................         1.90%        3.04%        3.29%        3.16%        1.25%        0.42%        0.60%
Ratio of net charge-offs to average
  loans...............................         0.18%        0.22%        0.20%        0.13%        0.00%        0.08%        0.08%
Number of bank branches...............           26(2)         19          19           15           13            9            1

-------------------------
(1) Included in the 1996 operating and administrative expenses is a one-time assessment to recapitalize the SAIF, which totaled $3.4 million ($.20 per share on an after-tax basis). Without this assessment, return on average assets would have been 1.73%, return on average equity would have been 27.87%, and the efficiency ratio would have been 61.0%.

(2) Two more branches were added through December 15, 1998.

                                    BUSINESS

     Flagstar Bancorp, Inc., a Michigan-based thrift holding company, is one of the largest originators of conforming single-family mortgage loans in the United States. The Company is engaged, through its principal subsidiary, the Bank, in the business of attracting deposits from the general public and originating or acquiring residential mortgage loans. The Bank is the largest independent thrift in Michigan based on asset size. The Company also acquires funds on a wholesale basis from a variety of sources, services a significant volume of loans for others, and to a lesser extent makes consumer loans, commercial real estate loans, and non-real estate commercial loans. For the nine months ended September 30, 1998, the Company ranked thirteenth in the United States in residential mortgage loan originations.

     At September 30, 1998, the Company had consolidated total assets of $3.1 billion, net loans of $2.7 billion, total deposits of $1.6 billion and total stockholders' equity of $152.1 million. For the year ended December 31, 1997, the Company's net earnings were $21.8 million ($1.68 per share -- diluted) and its return on average assets and return on average equity were 1.29% and 20.69%, respectively. For the nine months ended September 30, 1998, the Company's net earnings were $28.2 million ($2.00 per share -- diluted), and its annualized return on average assets and return on average equity were 1.42% and 27.28%, respectively.

     The Company's operations are segregated into two segments, mortgage banking and retail banking, with a majority of the Company's revenue (net interest income and non-interest income) and earnings before income taxes attributable to the mortgage banking segment. The Company believes that its retail banking business provides it with access to attractive and relatively stable funding sources for its mortgage origination business. These funding sources include retail deposits, FHLB advances and escrowed funds. The Company believes it has a strategic advantage compared to other mortgage originators with no retail banking operations due to its stable, lower cost of funds.

     Retail Banking. The Company provides a full range of retail banking services to consumers and small businesses in southern and western Michigan. The Company currently operates a network of 28 bank branches (including nine opened in 1998) located in southern and western Michigan counties. Since 1994, the Company has focused on expanding its branch network in these markets in order to increase its access to retail deposit funding sources. The Company believes that this also provides a greater opportunity for cross-marketing of consumer banking services to the Company's large base of mortgage customers in Michigan. The Company believes that it can benefit from the customer displacement in its markets caused by the substantial consolidation of the banking industry in Michigan.

     Mortgage Banking. The Company's mortgage banking operations, which have historically generated a majority of the Company's earnings, originate residential mortgages through 33 retail loan origination offices located in Michigan (29), Florida (3) and Ohio (1). In addition, the Company originates mortgage loans on a wholesale basis through a nationwide network of independent mortgage brokers (who originate such loans using the Company's underwriting standards and close such loans using funds advanced by the Company). This network is serviced by the Company through over 60 account executives, who are organized among 10 regional wholesale/ correspondent lending offices and five wholesale/correspondent satellite offices. The Company also purchases mortgage loans on a regular basis from independent mortgage lenders, commercial banks, savings and loan associations and other financial institutions with whom the Company has established a correspondent relationship.

     For the nine months ended September 30, 1998 the Company produced $13.1 billion in mortgage loans. These included $12.1 billion in mortgage loans produced through the wholesale and correspondent network and $970.3 million originated through the Company's retail network. During the years ended December 31, 1997 and 1996, the Company's mortgage loan production totaled $7.9 billion and $6.8 billion, respectively. Of these amounts, $7.1 billion was produced during the year ended December 31, 1997 through the Company's wholesale and correspondent loan production network and $745.2 million was originated through the Company's retail network ($6.1 billion and $685.3 million, respectively, during 1996).

     The Company sells a substantial portion of its loan production into the secondary market, principally by securitizing pools of loans through programs offered by government-sponsored enterprises such as Fannie Mae and Freddie Mac and through sales to private investors. In addition, the Company originates and sells loans conforming to the underwriting criteria of the FHA and the VA. Generally, the Company retains the servicing rights to many of the loans that it sells, but also realizes additional income by selling servicing rights on an individual and a bulk basis to other mortgage servicers. At September 30, 1998 and at December 31, 1997 and 1996, the Company's loan servicing portfolio totaled $11.3 billion, $6.4 billion and $4.8 billion, respectively (net of loans subserviced for others), substantially all of which related to conventional loans.

     The Company makes extensive use of advanced technology and automated processes in order to enhance the competitiveness and reduce the cost of its mortgage origination operations. The Company was one of the first mortgage lenders to utilize video conferencing for loan production. In 1996, the Company began full-scale operational use of automated underwriting system technologies, including Fannie Mae's Desktop Underwriter(TM) and Freddie Mac's Loan Prospector(TM) (of which the Company is currently one of the largest users), and has combined the two technologies into a customized video conferencing and underwriting system. Substantially all of the Company's mortgage loan production is underwritten using automated systems, which the Company believes reduces overhead, enhances customer service and facilitates conformity of the Company's loan production with Freddie Mac and Fannie Mae underwriting guidelines.

     Business Strategy. The Company's strategy consists of the following key elements:

     - continue to expand the Company's branch network into demographically desirable communities in Michigan in order to gain access to additional retail funding sources;

     - as market conditions permit, retain a portion of its mortgage loan production volume or mortgage servicing rights (thereby benefitting from economies of scale), or both;

     - continue to utilize advanced technology and automated processes throughout the Company's business to improve customer service, reduce costs of loan production and servicing and increase efficiencies; and

     - cross-sell retail banking services to the Company's large Michigan base of existing mortgage customers.

YEAR 2000 UPDATE

     The Company has substantially completed its efforts to identify the systems affected by the Year 2000 Problem issue and is currently in the process of determining each system's readiness. Testing of the Company's significant systems is complete. All of the Company's system vendors have provided the Company with a certificate of compliance or have committed to doing so by the end of the first quarter of 1999.

     Although the Company believes that it is taking appropriate actions to become Year 2000 compliant, there can be no assurance that such preparation will be adequate.

                     MARKET PRICE AND DIVIDEND INFORMATION

     The following table sets forth, for the periods indicated, the high and low closing sales prices of the Common Stock as reported on Nasdaq since the Company's initial public offering on April 30, 1997 and cash dividends per share declared. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                                               PRICE RANGE
                                                         -----------------------      CASH DIVIDENDS
                                                          HIGH             LOW          PER SHARE
                                                          ----             ---        --------------
Year Ended December 31, 1997
  2nd Quarter (from April 30, 1997)..................    $16.625         $13.000           $ --
  3rd Quarter........................................     21.500          16.000             --
  4th Quarter........................................     21.750          17.875            .06
Year Ended December 31, 1998
  1st Quarter........................................     26.500          17.750            .06
  2nd Quarter........................................     28.375          23.500            .07
  3rd Quarter........................................     28.125          21.000            .07
  4th Quarter........................................     29.813          20.250            .08

                              SELLING STOCKHOLDER

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock by the Selling Stockholder on the date of this Prospectus and as adjusted to reflect the sale of the shares offered hereby. The Selling Stockholder has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by him except as otherwise indicated.

                                        BEFORE THE OFFERING                                 AFTER THE OFFERING
                                     --------------------------                        -----------------------------
                                     NUMBER OF      PERCENTAGE       SHARES BEING         NUMBER         PERCENTAGE
                                     SHARES(1)      OF CLASS(2)       OFFERED(3)       OF SHARES(1)      OF CLASS(2)
                                     ---------      -----------      ------------      ------------      -----------
Thomas J. Hammond..............      5,270,245         38.6%          1,100,000         4,170,245           30.5%

-------------------------
(1) For purposes of the above table, a person is considered to "beneficially own" any shares with respect to which he/she exercises sole or shared voting or investment power or of which he/she has the right to acquire the beneficial ownership within 60 days of the date of this Prospectus. Includes 962,913 shares of Common Stock held by Mr. Hammond's wife, Janet G. Hammond, as to which Mr. Hammond disclaims beneficial ownership. Also does not include any shares held by Mark Hammond, Catherine Rondeau or Carrie Langdon, each of whom are adult children of Mr. and Mrs. Hammond and each of whom currently hold 7.1% of the outstanding shares of Common Stock.

(2) "Percentage of Class" is calculated by dividing the total number of outstanding shares beneficially owned by the Selling Stockholder as of the date of this Prospectus plus the number of shares such person has the right to acquire within 60 days of the date of this Prospectus into the total number of outstanding shares of the Company as of the date of this Prospectus plus the total number of shares that any person has the right to acquire within 60 days of the date of this Prospectus.

(3) This table assumes no exercise of the Underwriters' over-allotment option granted by the Selling Stockholder. If the over-allotment option is exercised in full, (i) the number of shares being offered by the Selling Stockholder would be 1,265,000 shares, (ii) the number of shares owned by the Selling Stockholder after the Offering would be 4,005,245 and (iii) the percentage of class owned by the Selling Stockholder after the Offering would be 29.3%.

     Thomas J. Hammond has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since its formation in 1993 and served as its President from 1993 to January 1997. He has served as Chairman of the Board of Directors and Chief Executive Officer of the Bank since the Bank's formation in 1987 and served as President of the Bank from 1987 to September 1995. Mr. Hammond has over 29 years of experience in the mortgage lending industry.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each of the underwriters (the "Underwriters") named below has severally agreed to purchase, and the Selling Stockholder has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                 NUMBER
                    NAME OF UNDERWRITER                         OF SHARES
                    -------------------                         ---------
McDonald Investments Inc. ..................................      440,000
Roney Capital Markets, a division of First Chicago Capital
  Markets, Inc. ............................................      440,000
Friedman, Billings, Ramsey & Co., Inc. .....................      220,000
                                                                ---------
                                                                1,100,000
                                                                =========

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby if any such shares are taken.

     The Underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $0.78 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the initial offering of shares to the public, the public offering price and such concessions may be changed by the Underwriters.

     The Selling Stockholder has granted to the Underwriters an option, exercisable at any time during the 30-day period from the date of this Prospectus, to purchase up to an aggregate of 165,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial amount reflected in the preceding table.

     The Selling Stockholder as well as Janet G. Hammond and Mark T. Hammond have each agreed that they will not, without the prior written consent of McDonald Investments Inc., for a period of 180 days after the date of this Prospectus, offer, sell or contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Selling Stockholder or any affiliate of the Selling Stockholder or any person in privity with the Selling Stockholder or any affiliate of the Selling Stockholder), directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock, or sell or grant options, rights or warrants with respect to any shares of Common Stock, otherwise than in accordance with the Underwriting Agreement or as contemplated in this Prospectus.

     The Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids for and purchase of the Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq or otherwise and, if commenced, may be discontinued at any time.

                                 TRANSFER AGENT

     The Company's transfer agent is Registrar and Transfer Company, Cranford, New Jersey.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Kutak Rock, 1101 Connecticut Avenue, N.W., Washington, D.C. 20036-4374. Certain legal matters relating to Michigan law will be passed upon for the Company by Albert J. Gladner, Esq., Senior Vice President and General Counsel of the Bank. Certain legal matters will be passed upon for the Underwriters by Honigman Miller Schwartz and Cohn, 2290 First National Building, 660 Woodward Avenue, Detroit, Michigan 48226-3583.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been so incorporated in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

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

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- WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION THAT DIFFERS FROM
  THE INFORMATION IN THIS PROSPECTUS. IF YOU RECEIVE ANY DIFFERENT INFORMATION, YOU SHOULD NOT RELY ON IT.

- THE DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT FLAGSTAR BANCORP, INC. IS OPERATING UNDER THE SAME CONDITIONS THAT IT WAS OPERATING UNDER WHEN THIS PROSPECTUS WAS WRITTEN. DO NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AT ANY TIME PAST THE DATE INDICATED.

- THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES.

- THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, THE SECURITIES TO WHICH IT RELATES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Where You Can Find More Information;
  Incorporation by Reference.........      3
Special Note of Caution Regarding
  Forward-Looking Statements.........      3
Prospectus Summary...................      5
The Offering.........................      7
Risk Factors.........................      8
Selected Consolidated Financial Data
  (Unaudited)........................     14
Business.............................     15
Market Price and Dividend
  Information........................     17
Selling Stockholder..................     17
Underwriting.........................     19
Transfer Agent.......................     20
Legal Matters........................     20
Experts..............................     20

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                                1,100,000 SHARES

                            [FLAGSTAR BANCORP LOGO]



                                  COMMON STOCK





                                   ----------
                                   PROSPECTUS
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                           MCDONALD INVESTMENTS INC.

                             RONEY CAPITAL MARKETS
               A DIVISION OF FIRST CHICAGO CAPITAL MARKETS, INC.




                              FRIEDMAN, BILLINGS,
                               RAMSEY & CO., INC.



                                January 15, 1999

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